August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713)759-2619

David J. Lesar
Chairman, President and Chief Executive Officer
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

> **Re: Halliburton Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2007**
> **File No. 001-003492**

Dear Mr. Lesar:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 7

1.   Consistent with the requirements of Item 404(a)(6) of Regulation S-K, provide
        further detail regarding the transactions involving Hunt Oil Company and Hunt
        Consolidated Inc. For example, in light of the standards established for the
        approval or ratification of related party transactions that are articulated on page 7,
        discuss whether consideration was given to alternative sources for the subject
        matter of the transaction.

The Board of Directors and Standing Committees of the Board of Directors, page 7

2.   You disclose that each of the standing committees is comprised of non-employee
        directors who are independent in the "business judgment" of the board of
        directors. Given that the company's securities are listed on the New York Stock
        Exchange, clarify whether the independence standard used by the board is
        consistent with the NYSE definition of independence and the requirements set
        forth in Item 407(a)(1) of Regulation S-K. Moreover, rather than referring
        readers to Appendix A for the definition of independence, include such
        information in the disclosure and clarify whether the standards articulated in
        Appendix A are more stringent than those called for pursuant to Item 407(a)(1)(i)
        of Regulation S-K.

3.   On page 9 you identify the independent directors of the board. Please provide the
        information required by Item 407(a)(3) of Regulation S-K. For each director and
        nominee for director that is identified as independent, describe, by specific
        category or type, any transactions, relationships or arrangements not disclosed
        pursuant to Item 404(a) that were considered by the board of directors under the
        applicable independence definitions in determining that the director is
        independent.

Compensation Discussion and Analysis, page 10

4.   Your disclosure contains defined terms and language that does not facilitate a
        clear understanding of your compensation program. Please define terms, if
        necessary, when first used and use such terms consistently throughout your
        disclosure. Additionally, tailor your discussion to avoid disclosure that could
        apply to any other company. Please note the following examples of such
        disclosure:

        • references to the defined terms "Executive Compensation Program,"
          "Compensation Philosophy and Strategy," "Philosophy and Strategy,"
          "Plan," "1993 Plan," "Annual Performance Pay Plan," and "Performance
          Unit Program";

        • disclosure regarding the "internal executive compensation resources" with
          whom the compensation consultant coordinates regarding compensation;

- disclosure in the bullet points at the beginning of page 14 that could apply to any company and that does not provide insight into specific factors unique to your company; and,

- disclosure on page 17 that insufficiently explains how the performance unit program functions, specific targets established pursuant to the program and identifying the "individual incentive opportunities …established based on market references…"

5. The disclosure required by Item 402 should be presented for "covered" persons as defined in Item 402(a)(3) of Regulation S-K, and unless material to an understanding of the principal features of the way compensation is structured overall, additional information should be removed if potentially confusing. For example, on page 18 you disclose that the use of perquisites for "Executives" is "limited in both scope and value;" yet, it is clear that Senior Executives (as defined in your disclosure) do receive perquisites regularly and in material amounts. As noted in the comment above, limit the use of defined terms and present your disclosure clearly and concisely.

6. Please refer to Item 402(b) and Section II.B.1 of Release 33-8732A. Your Compensation Discussion and Analysis should provide insight into how compensation elements and levels of compensation are actually structured and determined with regard to each of the named executive officers. For example, we refer you to the bullet points listed on page 16 and Item 402(b)(2)(vii) of Regulation S-K. Provide an analysis of how the listed criteria were considered in evaluating each named executive officer and in determining the compensation awarded to the officer during the fiscal year. Moreover, add disclosure on page 19 under the heading "Conclusion" to link your conclusion to a more in-depth analysis of the compensation elements and levels of compensation actually awarded to the named executive officers during the year.

7. You provide several references throughout the Compensation Discussion and Analysis to the discretion that may be exercised by the committee in determining compensation types and levels. For example, you disclose that allocations to named executive officers under the Supplemental Executive Retirement Plan are made at the sole discretion of the committee. Similarly, early retirement and benefits, if approved, are subject to the "sole discretion of the compensation committee" and in the discussion of base salary and long-term incentives, you disclose that the committee may exercise its discretion in determining the type or amount of compensation awarded. Please provide an analysis of the specific factors the committee considered when exercising its discretion in awarding the type and amount of compensation to a named executive officer. Please see Item 402(b)(1)(v) and Instruction 1 to Item 402(b) of Regulation S-K.

8. We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify

material differences in compensation policies with respect to individual executive officers.   Please explain the discrepancies in type and amount of compensation awarded to the named executive officers. For example, identify the specific achievements or other material factors considered in the award of the base salary and stock awards granted to your Chief Executive Officer.

Executive Compensation Procedures, page 14

9.   On page 14 you disclose that your compensation "procedures are guided by policy, process and practice." Clarify the procedures, policies and process referenced and provide further detail and analysis of how specific procedures, policies and process resulted in actual compensation paid to the named executive officers.

10.   We direct you to Instructions 1 and 3 of Item 402(b) of Regulation S-K. Material information regarding the specific factors considered in the evaluation of the chief executive officer by the Management Oversight Committee is absent from the Compensation Discussion and Analysis. Referencing the factors on page A-1 of Appendix A, explain how such standards factored into the compensation awarded to Mr. Lesar. Specify how the factors noted on page A-1 specifically applied in the evaluation of Mr. Lesar and the compensation he received during the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary, page 15

11.   You disclose on page 15 that the committee intends to set base salary at the median for comparable positions within the comparator group. Please include a discussion of where you target the other elements of compensation against peer companies and the percentiles represented by *actual* compensation paid for 2006. In addition, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and discuss the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

Short-term (Annual) Incentives, page 16

12.   Clarify your disclosure of the formula used to determine the short-term annual incentives awarded. We remind you that your disclosure should be clear and concise. Avoid overly technical terms. Consider providing a hypothetical example to show how the variables noted in the formula work in practice.

13.   You have not disclosed the quantitative targets established for the overall incentive plan pool and on an individual basis, and how the variable components in any such formula applied to determine the specific awards made to the respective officers. Similarly, in discussing long-term incentives, you have not disclosed the operating performance goals and value creation targets established and used in determining the level of long-term incentives awarded to the named

executive officers.   We refer you to Items 402(b)(1) (v) and 402(b)(2)(v)-(vi) of Regulation S-K. Disclose the quantitative and qualitative factors considered in determining amounts awarded under the plans based on reference to specific targets established for each of the named executive officers. To the extent you believe that disclosure of these quantitative and qualitative factors is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Provide disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b).

14.   You state on page 16 that the compensation committee establishes the incentive rewards schedule and varying levels of CVA performance at the beginning of each plan year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As noted in our prior comment, if you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Long-Term Incentives, page 16

15.   On page 17 you disclose that the size of long-term incentive awards to senior executives is based on a variety of factors, including your subjective assessment of organizational roles and internal job relationships. Please provide an explanation and analysis of how the factors contributed to the determination of long-term incentives awarded to each named executive officer.

Summary Compensation Table, page 21

16.   Pursuant to Instruction 1 to Item 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Specifically reference the location of the discussion of assumptions within the Form 10-K.

17.   Item 402(e) of Regulation S-K provides for a narrative discussion as necessary to an understanding of the quantitative data presented in the tables. We note the absence of any discussion of amounts presented in the column titled "non-stock

incentive plan compensation." Moreover, it is unclear from your disclosure whether the amounts listed in the non-stock incentive plan compensation column relate to the Annual Performance Pay Plan or the cash incentives provided under the 1993 Plan referenced on page 17. Consider adding narrative disclosure.

Grants of Plan-Based Awards in Fiscal 2006, page 21

18. We refer you to Item 402(e) of Regulation S-K. Please provide narrative disclosure that explains the quantitative data presented in the various columns to the table. Provide information regarding the vesting schedules of stock awards granted and dividend eligibility. Additionally, given disclosure in the proxy that you make awards pursuant to equity incentive plans, clarify the note following the table. It is not apparent why the "Estimated Future Payouts Under Equity Incentive Plans" columns should be omitted. The narrative should address this omission and provide disclosure regarding the amounts granted as shown in columns (i) and (j) of the table.

19. Please explain in the Compensation Discussion and Analysis why amounts presented under the column, "non-stock incentive plan compensation" in the summary compensation table are greater than the amounts in the Maximum-Estimated Future Payouts Under Non-Equity Incentive Plan Awards, in the grants of plan-based awards table.

Non-Qualified Deferred Compensation, page 25

20. We refer you to Instruction 3 to Item 402(i) of Regulation S-K. Please provide a narrative of the material terms of each plan following the table. We refer you to disclosure on page 17 which notes that the compensation committee makes allocations under the SERP in a given year in its "sole discretion." Disclose, by reference to the allocations made during fiscal 2006 to the named executive officers, the material factors or guidelines considered in the making of an allocation and the amount allocated. Moreover, as noted in Instruction 2 to Item 402(b), provide context to the compensation awarded during the current year, such as discussing the frequency of allocations made to the named executive officers in prior years and the average amount allocated.

Pension Benefits Table, page 25

21. Provide the disclosure required by Item 402(h)(3) of Regulation S-K. For example, we note reference to the Halliburton Retirement Plan. Provide a summary of the plan and provide context to the disclosure presented. Explain why Mr. Cornelison appears to be the only participant in the plan of the named executive officers.

Employment Contracts and Change-in-Control Arrangements, page 26

22.   We direct you to Item 402(j)(1) of Regulation S-K. Please define key terms of the employment agreements disclosed. For example, concisely define within the proxy (as opposed to a cross-reference), terms such as "cause," "without cause," and "voluntary termination."

Post-Termination Payments, page 27

23.   Provide clear disclosure in this section. For example, specify when and how executives become eligible for early retirement. Moreover, provide context to the footnotes to each table by explaining material distinctions in the manner in which retirement awards could vest or when lapses of forfeiture restrictions would be approved. Disclose the material factors considered by the compensation committee in "approving" early retirement. Finally, consistent with Item 402(j)(4) of Regulation S-K include a description of any material conditions or obligations applicable to the receipt of payments or benefits.

24.   We refer you to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please provide further analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor